EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                                                                     PRESS RELEASE

MAGAL RECEIVES A THREE YEAR MAINTENANCE CONTRACT FOR $7.8 MILLION

YAHUD, Israel – Feb. 12th, 2013 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) today announced that it has received a service order to maintain homeland security (HLS) infrastructure in Israel. The contract is valued at US$ 7.8 million, which covers three years of maintenance and support.

Eitan Livneh, President and CEO of Magal S3, commented, “Long term maintenance agreements such as this, enable us to better plan our resources and improve efficiency. It also provides our customers with a high level of confidence that their systems will remain in top condition and working order throughout the life of the contract. This contract is a strong sign of confidence in our technical skills and abilities from a domestic customer.”

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and holistic Cyber Security solutions.

For more information:

Magal S3 Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com